                                                                                                            OMB APPROVAL
                                                                                                       OMB Number:  3235-0145
                                                        UNITED STATES                                  Expires:  October 31, 1997
                                             SECURITIES AND EXCHANGE COMMISSION                        Estimated average burden
                                                   WASHINGTON, D.C. 20549                              hours per response 14.90
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                             SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
----------------------------------------------------------------------------
                       (AMENDMENT NO. ___________){*}


                  PEPSI-COLA PUERTO RICO BOTTLING COMPANY
---------------------------------------------------------------------------
                             (Name of Issuer)

                           CLASS B COMMON STOCK
---------------------------------------------------------------------------
                        (Title Class of Securities)

                                 713434 10 8
                 -------------------------------------------
                              (CUSIP Number)


  RAFAEL NIN, C/O PEPSI-COLA PUERTO RICO BOTTLING COMPANY, CARRETERA #2, KM
---------------------------------------------------------------------------
19.4, BARRIO CANDELARIA, TOA BAJA, PUERTO RICO 00949, (787) 251-2000
---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

                             SEPTEMBER 28, 1996
           -----------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Check the following box if a fee is being paid with the statement
<checked-box>.  (A  fee is not required only if the reporting person:  (1)
has  a  previous statement on  file reporting beneficial ownership of more than  five percent  of the class  of securities  described in  Item 1; and
(2)  has  filed  no  amendment  subsequent  thereto  reporting  beneficial ownership  of five percent or less of such class.)  (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                           SEC 1746(12-91)


                                       SCHEDULE 13D


[CAPTION]
CUSIP NO.  713434 10 8                                     Page 2 of 8 Pages


1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Rafael Nin

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                                            (A) <square>
                                                                                                       (B) <square>

3       SEC USE ONLY


4       SOURCE OF FUNDS{*}

              00
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              <square>

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
                                         7      SOLE VOTING POWER
             NUMBER OF
                                                5,212,500 shares of Common Stock
              SHARES

           BENEFICIALLY                    8     SHARED VOTING POWER
                                                 0
             OWNED BY

               EACH                        9     SOLE DISPOSITIVE POWER
                                                 5,212,500 shares of Common Stock
             REPORTING

              PERSON                       10     SHARED DISPOSITIVE POWER
                                                  0
               WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,212,500 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}                            <square>

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.24%

14       TYPE OF REPORTING PERSON{*}

         IN


            {*}SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 0F 8
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER.
        -------------------

          This statement relates to the shares of Class A Common Stock, par value $0.01 per share ("Class A Shares") and the shares of Class B Common Stock, par value $0.01 per share ("Class B Shares", together with the Class A Shares, the "Common Stock") of Pepsi-Cola Puerto Rico Bottling Company, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is:

                         Carretera #2, Km 19.4
                         Barrio Candelaria
                         Toa Boja
                         Puerto Rico 00949

ITEM 2. IDENTITY AND BACKGROUND.
        -----------------------

          (a)  This statement is being filed by Rafael Nin.

          (b)  Mr. Nin's principal place of business is:

               c/o Pepsi-Cola Puerto Rico Bottling Company
               Carretera #2, Km 19.4
               Barrio Candelaria
               Toa Boja
               Puerto Rico 00949

          (c) Mr. Nin is and has been a Director of the Company since May 1987. Effective June 11, 1996, with the approval of the Board of Directors, Mr. Nin assumed the office of President and Chief Executive Officer of the Company.

          (d)  During the last five years,  Mr.  Nin has not been convicted
in  a  criminal  proceeding  (excluding  traffic  violations   or   similar
misdemeanors).

          (e) During the last five years, Mr. Nin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Nin is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

     The Company is a holding company which, through its manufacturing and distribution subsidiaries, produces, sells and distributes a variety of soft drink and fruit juice products, ice teas, isotonics and bottled water in the Commonwealth of Puerto Rico ("Puerto Rico"). On September 28, 1996, in connection with the appointment of Rafael Nin as President and Chief

Executive Officer of the Company and for the benefit of the Company, the 5,000,000 Class A Shares of the Company were deposited with Mr. Nin as trustee of an irrevocable voting trust pursuant to a Voting Trust Agreement and Mr. Nin was granted an option to purchase all 5,000,000 Class A Shares of the Company pursuant to a Stock Option Agreement. See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" for a description of the Stock Option Agreement.

ITEM 4. PURPOSE OF TRANSACTION.
        ----------------------

     The purpose of the creation of the irrevocable voting trust naming Rafael Nin as trustee and the grant of stock options to Rafael Nin in connection with his appointment as President and Chief Executive Officer of the Company is to permit Mr. Nin to use the options for the benefit of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
        ------------------------------------

          (a)  Mr.  Nin  beneficially  owns  the  following   amounts   and
percentages of each class of securities identified pursuant to Item 1:


                        Aggregate Number of
                        SHARES OF COMMON STOCK        PERCENTAGE OF CLASS
                        ----------------------        -------------------

     Common Stock:       5,212,500                           24.24%


     Mr. Nin may be deemed to beneficially own a total of 5,212,500 shares of Common Stock, representing 24.24% of the outstanding Common Stock; which includes 212,500 Class B Shares (0.98%), held individually and 5,000,000
Class A Shares (23.26%) held under the Voting Trust Agreement and disposable upon the exercise of the outstanding stock options granted under the Stock Option Agreement.

          (b) Mr. Nin has the sole power to vote or direct the vote, and sole power to dispose, or to direct the disposition of, 5,212,500 shares of Common Stock, or 24.24% of the Company's Common Stock. As the Class A Shares are entitled to six votes per share and the Class B Shares are entitled to one vote per share, Mr. Nin has the power to direct the vote of shares representing 64.97% of the total voting power of the Company's Common Stock.

          (c) There have been no transactions involving any class of shares during the past 60 days other than the transactions described in
Item 3 above.

          (d) The Grantors will receive $1 per share from the proceeds of the option exercise, and the Company is entitled to receive any additional proceeds of benefit. Prior to the exercise of the option, the Grantors are entitled to receive all dividends on the 5,000,000 Class A Shares. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e) The inquiry about when the reporting person ceased to be a five percent beneficial owner is inapplicable.

ITEM  6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
          -------------------------------------------------------------
          RESPECT TO SECURITIES OF THE ISSUER.
          -----------------------------------

     On September 28, 1996, Rafael Nin, as trustee (the "Trustee"), the Company and the shareholders of the Company's outstanding Class A Shares (the "Shareholders") entered into a Voting Trust Agreement (the "Voting Trust Agreement"), pursuant to which the Shareholders created an irrevocable voting trust (the "Trust"). Upon execution of the Voting Trust Agreement, the Shareholders deposited stock certificates representing the number of shares set forth in the Voting Trust Agreement with the Trustee. The terms of the Trust provide that the Trustee will possess legal title to, but not beneficial ownership of, these shares of stock and will be entitled to exercise all rights with respect to the shares (other than the right to retain dividends or distributions). The Trust will be effective until September 28, 2001, subject to earlier termination (i) at any time by Rafael Nin in his sole discretion; (ii) upon the death of Rafael Nin; and
(iii) in the event of a merger or consolidation involving the Company in which the Company is not the surviving entity, the Trust will terminate on the effective date of the consolidation or merger unless the Trustee gives notice within 30 days of the consolidation or merger of an election to continue the Voting Trust Agreement. Upon termination of the Trustee or upon release of any shares from the Trust, the Trustee must surrender any stock certificates held by the Trust, or the stock certificates relating to the shares being released, duly endorsed in the name of the Shareholders, to the Company to allow the Company to issue the corresponding stock certificates to the Shareholders. The terms of the Voting Trust Agreement provide that the Trust will automatically be renewed for an additional five year period unless either PepsiCo, Inc., or the Trustee gives notification of termination six months prior to the initial termination date.

     On September 28, 1996, in connection with the Voting Trust Agreement, Rafael Nin (the "Optionee"), the Company and the shareholders of the Company's 5,000,000 outstanding Class A Shares (the "Grantors") entered into a Stock Option Agreement (the "Stock Option Agreement"), pursuant to which the Grantors granted Rafael Nin an option (the "Option") to buy all of the 5,000,000 Class A Shares, par value $0.01 per share (the "Option Shares") of the Company, at a price of $1.00 per share, subject to adjustment from time to time (the "Exercise Price") as described below. The Option is exercisable with respect to all of the Option Shares at any time or with respect to a portion of the Option Shares from time to time after September 28, 1996 until 5:00 p.m., San Juan, Puerto Rico time, on the second anniversary of the date of the Stock Option Agreement (the "Expiration Time").

     The Optionee may exercise the Option at any time and from time to time prior to the Expiration Time by delivering written notice to the Company setting forth the number of Option Shares with respect to which the Option is being exercised. Upon receipt of such notice, the Company will notify each Grantor of (i) the number of Option Shares to be sold by each Grantor, which must be proportional to the number of Option Shares beneficially owned by each Grantor which are subject to the Option, (ii) the applicable Exercise Price and (iii) the date of consummation of the sale (the "Closing Date") which must be no later than ten business days after the receipt of such notice by the Company. On the Closing Date the Grantors (or the trustee of the voting trust) must deliver to the Secretary of the Company the certificates endorsed in the name of the Company evidencing the Option Shares to be sold, and the Optionee must deliver the Exercise Price to the Secretary. The Company must then promptly deliver the Exercise Price to the appropriate Grantors and deliver the stock certificates representing the Option Shares being purchased to the order of the Optionee (or to the order of the trustee of the voting trust).

     If the Trust is in effect at any time  the  Option  is exercised, then
(i) the Option Shares will continue to be subject to the voting trust agreement and the Optionee will not be entitled to receive the certificates evidencing the Option Shares, (ii) references to the delivery of share certificates representing the Option Shares in the Stock Option Agreement shall be disregarded and (iii) references in the Stock Option Agreement to Option Shares will include references to the beneficial interests in the voting trust relating to such shares.

     The Stock Option Agreement places restrictions on exercise or transferability. Rafael Nin is not entitled to exercise the Option, but is permitted only to transfer the Option in whole or with respect to some Option Shares to third parties selected by him (including the Company), in exchange for consideration as agreed to by Rafael Nin and the transferee. The consideration must be delivered to the Company and will be considered additional paid-in capital to the Company. Pursuant to the terms of the Stock Option Agreement, Rafael Nin will not be entitled to receive any consideration in exchange for the transfer. Additionally, if Rafael Nin would control less than a majority of the total votes of the shareholders of the Company (including both Class A and Class B shares) as a result of the transfer of all or part of his rights under the Option, PepsiCo, Inc. must give prior written approval to the transfer. Finally, the Option may not be transferred unless a registration statement under the Securities Act of 1933 is in effect or the Company has received an opinion of counsel to the effect that such registration is not required.

     In the event of any stock split, extraordinary dividend, combination, reclassification, exchange, or any other transaction or event that changes the character or amount of the common stock of the Company outstanding prior to the Expiration Time, adjustments will be made in (i) the character and number of Option Shares and (ii) the Exercise Price, to make the Options equivalent to the Options existing prior to such event. In the event of any merger, consolidation, or other business combination involving the Company, or the partial or complete liquidation of the Company, the Optionee is entitled to receive, upon exercise of its Options, the kind and amount of securities or other consideration that the Optionee would have received had it exercised the Options immediately prior to such event.

     Pursuant to the terms of the Stock Option Agreement and the Voting Trust Agreement, the Grantors may not sell, pledge or otherwise transfer or encumber any of their Option Shares.

     The terms of both the Stock Option Agreement and the Voting Trust Agreement provide that neither will be effective until PepsiCo, Inc. and Banco Popular de Puerto Rico have consented to the grant of the Option and the creation of the Trust and the Company receives an endorsement to its directors and officers liability insurance policy providing that the policy will remain in effect after the consummation of the transactions contemplated by the Stock Option Agreement and the Voting Trust Agreement.

     No other contracts, arrangements, understandings or relationships with respect to the securities of the Company have been entered into by Rafael Nin.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS
        ---------------------------------

     1. Stock Option Agreement dated as of September 28, 1996 among Rafael Nin, Pepsi-Cola Puerto Rico Bottling Company and the Shareholders.

     2. Voting Trust Agreement dated September 28, 1996 among Rafael Nin, Pepsi-Cola Puerto Rico Bottling Company and the Grantors.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





October 8, 1996                          /s/ RAFEAL NIN
                                         ------------------------------
                                         Rafael Nin